UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

TO

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PHH CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.00% Convertible Senior Notes Due 2017
(Title of Class of Securities)

693320 AQ6
(CUSIP Number of Class of Securities)

William F. Brown, Esq.
Senior Vice President, General Counsel and Secretary
PHH Corporation
3000 Leadenhall Road

Mt. Laurel, New Jersey 08054
(856) 917-1744

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael J. Zeidel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$219,002,454	$25,448.00

*                                         Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 6.00% Convertible Senior Notes Due 2017 (the “Notes”), this valuation is based on the book value of the securities to be received by PHH Corporation (“PHH”) and assumes the exchange of all $245,000,000 aggregate principal amount of the Notes currently outstanding, for cash and shares of common stock of PHH, par value $0.01 per share.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.2 for each $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	25,448.00	Filing Party:	PHH Corporation
Form or Registration No.:	Schedule TO	Date Filed:	May 6, 2015

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐                                    Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on May 6, 2015 (the “Schedule TO”) by PHH Corporation, a Maryland corporation (“PHH” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by PHH to exchange any and all of its 6.00% Convertible Senior Notes Due 2017 (the “Notes”) for consideration per $1,000 principal amount of validly tendered and accepted Notes of $1,125.00 in cash, plus accrued and unpaid interest from June 15, 2015 to, but excluding, the settlement date (which we expect to be June 18, 2015), and a number of shares of the Company’s common stock, par value $0.01 per share, which we refer to as the “Exchange Ratio” (together, the “Offer Consideration”), on the terms and subject to the conditions described in the Offer to Exchange, dated May 6, 2015 (the “Offer to Exchange”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

All information in the Offer to Exchange and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 1 in response to all applicable items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Offer to Exchange as amended or supplemented. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Exchange and the related Letter of Transmittal.

The Offer to Exchange and the Schedule TO, to the extent the Schedule TO incorporates by reference such information contained in the Offer to Exchange, are hereby amended to replace the following language on page 23 of the Offer to Exchange, appearing under the section entitled “Cautionary Statement Regarding Forward-Looking Statements”: “and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Offer to Exchange.” by the following language: “We undertake to publicly update, to the extent required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.”

Item 4.                                 Terms of the Transaction.

(a)                                 The Offer to Exchange, Item 4 of the Schedule TO, and the other Items of the Schedule TO, to the extent such Items incorporate the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

1.              The following language appearing under the caption “Ranking” in the sections entitled “Comparison of Rights of Holders of Notes and Holders of Common Stock” on page 46 of the Offer to Exchange and “Description of Notes” on page 52 of the Offer to Exchange:  “As of December 31, 2014, we had approximately $615.0 million in outstanding senior unsecured indebtedness which ranked equal in right of payment to the Notes. As of the same date, our subsidiaries had $908.0 million of indebtedness outstanding to which the Notes were structurally subordinated.” is amended and restated to read: “As of March 31, 2015, we had $615 million in outstanding senior unsecured indebtedness which ranked equal in right of payment to the Notes. As of the same date, our subsidiaries had $950 million of indebtedness outstanding to which the Notes were structurally subordinated.”

2.              The first, second and third sentences of the penultimate paragraph in the section entitled “Conditions to the Offer” under the caption “Description of the Offer” on page 44 of the Offer to Exchange are deleted in their entirety and replaced with the following language: “These conditions are for our benefit and may be asserted by us or may be waived by us, in whole or in part, at any time and from time to time, in our sole discretion, regardless of the circumstances that may give rise to them, so long as such conditions are not triggered by our action or inaction. In addition, we may terminate the Offer if any condition is not satisfied in our reasonable judgment prior to the Expiration Time on the Expiration Date. All conditions to the Offer, other than those subject to governmental approvals, must be satisfied or waived prior to the Expiration Time on the Expiration Date.”

Item 10.                          Financial Statements.

The Offer to Exchange, Item 10 of the Schedule TO, and the other Items of the Schedule TO, to the extent such Items incorporate the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

1.              The following bullet under the caption “Incorporation by Reference; Additional Information” is added after the first bullet under the same caption:

•                  Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015;

2.              The first and second sentences of the second paragraph under the caption “Incorporation by Reference; Additional Information” are deleted in their entirety, and the following sentence is added to that paragraph “We will file an amendment to the Schedule TO that we have filed with the SEC relating to this Offer to Exchange to report any material changes in the terms of the Offer and to report the final results of the Offer as required by the Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3).”

3.              The information set forth in the Offer to Exchange under the caption “Capitalization” is replaced in its entirety by the following information:

The following table is for illustrative purposes only, and the assumptions contained therein are not intended to indicate PHH’s expectations as to the level of participation in the Offer.

The following table sets forth as of March 31, 2015, on a consolidated basis:

•                  the actual capitalization of PHH;

•                  the capitalization of PHH on an as-adjusted basis to reflect the consummation of the Offer assuming the exchange of $245.0 million aggregate principal amount of Notes outstanding as of May 5, 2015 for approximately $275.6 million in cash (funded out of available cash) and approximately 9.24 million shares of Common Stock (with the Common Stock valued for purposes of this table at the closing price of the Common Stock on May 5, 2015 of $24.70).

This table should be read in conjunction with the “Selected Historical Consolidated Financial Data” elsewhere in this Offer to Exchange and PHH’s unaudited consolidated financial statements and related notes that are contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which is incorporated by reference into this Offer to Exchange.

	As of March 31, 2015
	Actual	As adjusted
	(in millions)
Cash and cash equivalents	$1,269	$993
Debt:
Committed warehouse facilities	$853	$853
Uncommitted warehouse facilities	—	—
Warehouse facilities	853	853
Servicing advance facility	97	97
Convertible notes due in 2017	219	—
Term notes due in 2019	275	275
Term notes due in 2021	340	340
Unsecured credit facilities	—	—
Unsecured debt	834	615
Total debt	1,784	1,565
Shareholders’ equity:
Preferred stock, $0.01 par value; 1,090,000 shares authorized, actual and as adjusted; none issued or outstanding as at March 31, 2015, actual and as adjusted	—	—
Common stock, $0.01 par value; 273,910,000 shares authorized, actual and as adjusted; 49,654,752 and 58,895,067 shares issued and outstanding at March 31, 2015, actual and as adjusted, respectively	—	1
Additional paid-in capital	999	979
Retained earnings	582	567
Accumulated other comprehensive (loss)	(10)	(10)
Total PHH Corporation Shareholders’ Equity	1,571	1,537
Noncontrolling Interest	28	28
Total shareholder’s equity	1,599	1,565
Total Capitalization	$3,383	$3,130

4.              The information set forth in the Offer to Exchange under the caption “Selected Historical Consolidated Financial Data” is replaced in its entirety by the following information:

The following tables sets forth selected historical financial information for PHH on a consolidated basis that is derived from and should be read in conjunction with its: (i) unaudited financial statements for the three months ended March 31, 2015 and 2014, which are incorporated by referenced into this Offer to Exchange, (ii) audited financial statements for the fiscal years ended December 31, 2014, 2013 and 2012, which are incorporated by reference into this Offer to Exchange, (iii) audited financial statements for the fiscal years ended December 31, 2011 and 2010, which are not incorporated by reference into this Offer to Exchange. The historical financial information presented may not be indicative of our future performance.

In 2014, the Company sold its Fleet business. The results of the Fleet business are presented as discontinued operations in the Consolidated Statements of Operations, and have been excluded from continuing operations and segment results for all periods presented.

The selected historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in our Quarterly Report on form 10-Q for the quarter ended March 31, 2015, and in conjunction with our financial statements and the corresponding notes, which are incorporated by reference in this Offer to Exchange.

	Three Months Ended March 31		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
			(In millions, except per share data)
Consolidated Statements of Operations
REVENUES
Origination and other loan fees	$58	$47	$231	$307	$346	$295	$291
Gain on loans held for sale, net	82	51	264	575	942	567	635
Net loan servicing income (loss)	131	42	210	430	(53)	(280)	(12)
Net interest expense	(17)	(30)	(88)	(115)	(121)	(87)	(72)
Other income	7	1	22	3	12	73	4
Net revenues	261	111	639	1,200	1,126	568	846

Total expenses	230	204	923	1,060	1,140	857	806

Net income (loss) attributable to PHH Corporation	21	(42)	81	135	34	(127)	48

Basic earnings (loss) per share attributable to PHH Corporation	0.40	(0.73)	$1.47	$2.36	$0.60	$(2.26)	$0.87
Diluted earnings (loss) per share attributable to PHH Corporation	0.34	(0.73)	1.47	2.06	0.60	(2.26)	0.86

	As of March 31	As of December 31,
	2015	2014	2013	2012	2011	2010
		(In millions, except per share data)
Consolidated Balance Sheets
ASSETS
Cash and cash equivalents	$1,269	$1,259	$1,126	$758	$392	$176
Mortgage loans held for sale	971	915	834	2,174	2,658	4,329
Mortgage servicing rights	986	1,005	1,279	1,022	1,209	1,442
Total assets	4,338	4,296	8,853	9,605	9,779	11,267
LIABILITIES
Unsecured debt	$834	$831	$1,249	$1,156	$1,339	$1,212
Asset-backed debt	950	908	775	1,941	2,457	3,807
Total liabilities	2,739	2,725	7,163	8,043	8,318	9,689
PHH Corporation stockholders’ equity	1,571	1,545	1,666	1,526	1,442	1,564

The book value per share of Common Stock as of March 31, 2015 (calculated as total shareholders’ equity divided by the number of (basic) shares of Common Stock outstanding on that date) was $31.64.

Item 11.                          Additional Information.

The Offer to Exchange, Item 11 of the Schedule TO, and the other Items of the Schedule TO, to the extent such Items incorporate the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

1.              The section “Recent Developments” set forth in the Offer to Exchange under the caption “Our Company” is deleted in its entirety.

Item 12.                          Exhibits.

No.	Description

(a)(1)(A)*	Offer to Exchange, dated May 6, 2015.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to DTC Participants

(a)(1)(D)*	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees

(a)(1)(E)*	Form of Notice of Voluntary Offering Instructions

(a)(5)*	Press Release, dated May 6, 2015, incorporated by reference to Exhibit 99.1 to PHH’s Current Report on Form 8-K filed with the SEC on May 6, 2015.

(d)(1)*

Indenture, dated as of January 17, 2012, between PHH and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as Exhibit 4.1 to PHH’s Current Report on Form 8-K filed on January 17, 2012.

(d)(2)*

First Supplemental Indenture, dated as of January 17, 2012, between PHH and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as Exhibit 4.2 to PHH’s Current Report on Form 8-K filed on January 17, 2012.

(d)(3)*	Form of Note (included in Exhibit d(2))

(d)(4)*	Master Terms and Conditions for Warrants, dated September 23, 2009, by and between

No.	Description

PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(5)*

Confirmation of Warrants, dated September 23, 2009, by and between PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.5 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(6)*

Master Terms and Conditions for Warrants, dated September 23, 2009, by and between PHH and Wachovia Bank, National Association, filed as Exhibit 10.7 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(7)*	Confirmation of Warrants, dated September 23, 2009, by and between PHH and Wachovia Bank, National Association, filed as Exhibit 10.9 to PHH Current Report on Form 8-K filed on September 29, 2009.

(d)(8)*	Master Terms and Conditions for Warrants, dated September 23, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.11 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(9)*	Confirmation of Warrants, dated September 23, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.13 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(10)*

Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

(d)(11)*

Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and Wachovia Bank, National Association, filed as Exhibit 10.4 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

(d)(12)*	Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.6 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

(d)(13)*	PHH Management Incentive Plan, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on April 6, 2010.

(d)(14)*	Form of PHH Management Incentive Plan Award Notice, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on April 6, 2010.

(d)(15)*	Amended and Restated 2005 Equity and Incentive Plan (as amended and restated through June 17, 2009), filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on June 22, 2009.

(d)(16)*	First Amendment to the PHH Amended and Restated 2005 Equity and Incentive Plan, effective August 18, 2010, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on August 20, 2010.

(d)(17)*

Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Agreement, as amended, filed as Exhibit 10.28 to our Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.

(d)(18)*	Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Conversion

No.	Description

Award Agreement, filed as Exhibit 10.29 to PHH’s Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.

(d)(19)*

Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement, as revised June 28, 2005, filed as Exhibit 10.36 to PHH’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.

(d)(20)*

Form of PHH 2005 Equity and Incentive Plan Restricted Stock Unit Award Agreement, as revised June 28, 2005, filed as Exhibit 10.37 to PHH’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.

(d)(21)*	Form of 2011 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on November 18, 2011.

(d)(22)*	Form of February 2012 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on February 24, 2012.

(d)(23)*	Form of February 2012 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on February 24, 2012.

(d)(24)*	Form of September 2012 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on October 3, 2012.

(d)(25)*	Form of September 2012 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.4 to PHH’s Current Report on Form 8-K filed on October 3, 2012.

(d)(26)*	Form of 2014 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.7.12 to our Annual Report on Form 10-K for the year ended December 31, 2013 filed on February 26, 2014.

(d)(27)*	Form of 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.7.13 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2013 filed on February 26, 2014.

(d)(28)*	PHH 2014 Equity and Incentive Plan, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on May 29, 2014.

(d)(29)*	PHH Equity Compensation Program for Non-Employee Directors, filed as Exhibit 10.9 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 27, 2015.

(d)(30)*	Form of 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(31)*	Form of September 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.11 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 27, 2015.

(d)(32)*

Form of October 2014 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.4 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(33)*	Form of October 2014 Restricted Stock Unit Award Notice and Agreement, filed as

No.	Description

Exhibit 10.5 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(34)*

Form of Amendment, dated as of July 11, 2014, to the Restricted Stock Unit Award Agreements, filed as Exhibit 10.7.1 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(35)*

Form of Amendment, dated as of July 11, 2014, to the Non-Qualified Stock Option Award Agreements, filed as Exhibit 10.7.2 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(g)	Not applicable.

(h)	Not applicable

*              Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2015

PHH Corporation

	By:	/s/ Hugo Arias
	Name:	Hugo Arias
	Title:	Senior Vice President and Treasurer